May 14, 2013

VIA EDGAR

Tia L. Jenkins, Senior Assistant Chief Accountant

Securities and Exchange Commission

Office of Beverages, Apparel, and Mining

100 F Street, N.E.

Washington, D.C. 20549

Re:	China New Borun Corporation (the “Company”)
Form 20-F for the Fiscal Year Ended December 31, 2011
Filed April 6, 2012
File No. 001-34754

Dear Ms. Jenkins:

This letter sets forth the Company’s responses to the comments contained in the letter dated April 16, 2013 from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) regarding the Company’s Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2011 (the “2011 Form 20-F”). The Staff’s comments are repeated below and each comment is followed by the Company’s response thereto. Unless otherwise noted, page numbers in the responses refer to the 2011 Form 20-F as filed.

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Item 5. Operating Financial Review and Prospectus, page 66

1. We partially reissue comment 2 of our letter dated March 5, 2013. Please revise your discussion of the cost of corn in Management’s Discussion and Analysis (pages 69, 75, and where appropriate) to quantify your average per-unit cost on a year-to-year basis

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Response: In response to the Staff’s comment, the Company has added the average per-unit cost of corn in Item 5 disclosures (page 84) in the Company’s annual report for the year ended December 31, 2012 as below:

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A. Operating Results

Component of Revenues and Expenses

Cost of Goods Sold

Cost of goods sold consists of raw material costs, utility costs, direct labor costs, material consumption in overhead, depreciation and other overhead. Our cost of goods sold is affected primarily by the cost of corn and coal, which made up 86.1% and 6.9% of our cost of goods sold in the year ended December 31, 2012, respectively. The cost of both corn and coal are volatile and can vary as a result of a wide variety of factors, including weather, market condition, government regulation and general economic conditions, all of which are outside of our control and will eventually combine to cause positive or negative impact on the corn price. We expect our cost of goods sold, including our raw materials costs, to increase significantly as our manufacturing capacity expands and as prices for raw materials continue to increase. Based on our production record during the year ended December 31, 2012, approximately 3.01 tons of corn produced 1.0 ton of edible alcohol. Our average per unit corn price is RMB1,466 ($233.2), RMB1,790 ($284.8) and RMB1,986 ($316.0), respectively in 2010, 2011 and 2012.

Financial Statements, page F-1

Notes to Consolidated Financial Statements, page F-9

Note 2. Summary of Significant Accounting Policies, page F-9

Inventories, page F-11

2. We note in your response to comment three of our letter dated March 5, 2013 that you believe ASC 835-20-15-6(g) is not applicable as the Company does not pay the bank directly for interest on bank loans between the granaries and ADB for corn purchased by the granaries on your behalf from local farmers. Please advise us of the following:

●	Further explain to us the basis for your conclusion that ASC 835-20-15-6(g) only applies to interest that is paid directly to a bank, and cite the generally accepted accounting guidance that supports your conclusion.

●	Confirm our understanding that the Company has knowledge of the significant terms and outstanding balances of the granaries’ bank loans that are guaranteed by the Company (page 80 and F-26) and, if so, explain to us why you are unable to determine the interest expense incurred on such loans.

●	Given that interest shall not be capitalized for inventories under U.S. GAAP and your knowledge of the loans obtained by the granaries for corn purchases made on your behalf under the framework agreements, also tell us why you do not separately request and obtain from the granaries the amount of interest expense that the granaries incur on your behalf in order to comply with the requirements of ASC 835-20-15-6(g)

Response: The Company would like to reiterate that the bank loans and related interests incurred between the granaries and ADB are not considered as the Company’s debts and finance cost (interest expenses).

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In order to avoid and prevent the existence of grain prices monopoly and stabilize the supply of grains, the Chinese State Administration of Grain (the “CSAG”) is established to monitor and control the grain procurement business in China, and in practice, all entities operating as granaries must be approved and licensed by the CSAG and granted with a Grain Procurement Permit. Most of the granaries are State-owned. ADB is specifically established for providing credit facilities to granaries for operating the grain procurement business and, most of the granaries rely on loans offered by ADB for the corn purchases. With the tightened credit policy from ADB since 2011, the granaries are required to obtain third parties guarantees for credit facilities. Therefore, the granaries’ required its customers, including us, to guarantee a part of their loans from 2011, in order to obtain more credit facilities from ADB.

The Company also would like to provide the brief introduction to the business model of the granaries here. In the non-harvest season, the granaries will sell their stored corns to the market and the corn price takes into account the corn purchase price they paidin the harvest season plus their certain additional cost and mark-ups. With the specific practice of grain procurement aforementioned, in order to secure the supply of corns during the non-harvest season (when the Company cannot purchase the corns directly from local farmers similar as they do in the harvest season), the Company can only alternatively source the corns from the granaries by entering into framework agreements and guarantee arrangements with granaries. Therefore, the loans are not obtained by granaries from the ADB on behalf of the Company. The management only consider the overall purchase cost (cost of corns plus all additional costs) when making procurement decisions, while the granaries will also issue VAT purchase invoice to the Company based on this total lump sum, including corn price, handling costs, shipping costs and interest expense, and to be recorded as cost of inventory.

Therefore, the Company interpreted the literature of ASC 835-20-15-6(g) as not applying to the situation arising from the arrangement of framework agreements with granaries, as this cost was regarded as “additional charges for the purchases of corns under framework agreements” which constituted part of purchase cost of corns, and not as separate interest expense. ASC 330-10 is applied to account for this additional cost incurred as part of the total cost of corns purchased from the granaries under framework agreements. As stipulated in ASC 330-10-30-1, the primary basis of accounting for inventories is cost, which has been defined generally as the price paid or consideration given to acquire an asset. As applied to inventories, cost means in principle the sum of the applicable expenditures and charges directly or indirectly incurred in bringing an article to its existing condition and location. Therefore, all costs (including interest) charged by the granaries are capitalized as cost of inventory.

In addition, as the purchases and delivery of corns from granaries under framework agreements are made during non-harvest season (i.e., approximately from May to September for both 2011 and 2012), most of the corns are purchased directly from local farmers in other months.  All raw materials relating to purchases from granaries under framework agreements are consumed in the fourth quarter (For information, the closing inventory balance as of the third quarter-end of 2011 and 2012 was approximately RMB 150 million and RMB 315 million, respectively, assuming all third quarter-end closing inventory are acquired from granaries under framework agreements, cost of sales in fourth quarter of 2011 and 2012 was about RMB 642 million and RMB 450 million, respectively, which implied that all third quarter-end closing inventories were consumed). Hence, the cost of corns as raw materials, included in December 31, 2011 and 2012 ending inventory balance represented corn purchases not associated with the framework agreements.

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Advance to Suppliers

3. We note the sample framework agreement attached as Annex A to your response dated March 25, 2013. In your next response please provide us with a courtesy copy of an executed framework agreement with local granaries that is translated into English. Also tell us when the title to the inventory purchased under the framework agreements legally passes to the Company, and whether you pay the input VAT on corn purchases from granaries at the time you enter into the framework agreement or at the time of delivery.

Response: The Company will provide you with the English translation of our example for the framework agreement with the local granaries. Please see Annex A for your information. The title to the inventory purchased under the framework agreement will be passed to us when the corns are delivered to us.

All the sales and purchases transactions are subject to VAT imposed by PRC government, the corn we purchased from granaries will be charged output VAT by the granaries and the input VAT we paid for purchases of corn can be offset against the output VAT when the required conditions are being fulfilled and validated by the PRC Taxing Authority. Therefore, we paid the input VAT together with payment for the corn purchase.

4. We note in your response to comment four of our letter dated March 5, 2013 that under the framework agreements, the purchase price is established upon delivery to the Company, it is not a pre-determined price and that when the Company receives the corn it is charged by the granaries the spot price on the delivery day plus additional costs. We further note the following Form 20-F disclosures that appear to contradict the statements in your response that the granaries charge you the spot price for corn on the delivery day:

●	On page 43 you disclose that framework agreements with local granaries supply corn at prices which you believe to be historically below the spot market price in the off season and during times of high prices caused by volatility

●	On page 54 you disclose that your purchase requests state quantity and purchase price which are determined by reference to the then prevailing market prices

●	On page 68 you disclose that the supply contracts provide you access to corn at prices which you believe have historically been below the spot market price in the off- season and times of high price volatility; and that these arrangements allow you to purchase corn at a lower price during the harvest season and to transport the corn to your facility to meet your production needs during the non-harvest season

To the extent that the purchase price is the spot price at delivery of the corn to the Company in the non-harvest season plus additional costs, please amend your December 31, 2011 Form 20-F to revise the disclosures that state otherwise and also revise to clearly discuss your additional costs under the framework agreements (i.e. storage, financing, shipping and handling) that you would not have incurred if you simply purchased corn on the open market during the non-harvest season. Alternatively, provide us with your detailed analysis of both characteristics in ASC 470-40-15-2 and of Case B in ASC 470-40-55-6 to 55-8 to arrive at your conclusion that the framework arrangements do not represent product financing arrangements.

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Response: In response to the Staff’s comment, the Company wishes to clarify that, in the response to comment four dated March 25, 2013, in bullet point number (2), the Company has made the following statement: “The granaries purchased corn using the spot price, which will be fluctuated during the harvest season.” to explain the purchase price. The “spot price” here is the spot price in the harvest season, but not the spot price at delivery of the corn. We think that the disclosures on pages 43,54,68 of the 2011 Form 20-F were expressed the truth.

In addition, we also would like to clarify the following statement made in the response to comment four dated March 25, 2013, in bullet point number (2): “According to the framework agreements, the purchase price is established upon delivery to the Company, it is not a pre-determined price......... When the Company receives the corn, we are charged by the granaries at the spot price on the delivery day plus additional costs.........”. We would like to express the idea that, on the delivery day, the Company will be charged by the granaries at the spot price paid by the granaries when they purchased the corn during the harvest season, plus additional cost including but not limited to handling cost, shipping cost and interest cost from the granaries. The spot price of corn varied during the harvest season and the Company could not fix the purchase price with granaries at any particular point in time. That is why we stated that the purchase price is established upon delivery. We apologize if any misunderstanding is caused by our previous response.

We considered whether the Company’s purchases under the framework agreement meet the criteria in ASC 470-40-15-2 and of Case B in ASC 470-40-55-6 to 55-8. However, under the framework agreement: (i) The Company is not liable if the corn purchased by the granaries on the Company’s behalf were to be damaged or destroyed prior to the Company requesting delivery of it. (ii) under certain circumstances according to the agreement, the granaries could not require the company to purchase the corn, but rather they would just sell the corn to other customers.  (iii) the corn purchased by the granaries for the Company is not segregated from corn purchased for other customers or for their own trading purpose. Based on these facts, the purchases of corns from granaries under the framework agreement were ordinary purchase commitments in which the risks and rewards of ownership are retained by the granaries until the product is transferred to the Company. Moreover, The products were not currently existed while the timing of the Company entered into framework agreements with the granaries to acquire corns on behalf of the Company. The purchase cost was also unknown at that moment. Under ASC 470-40-15-3, product financing arrangement does not apply to these transactions and activities, thus ASC 470-40 is not applicable.

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Value-Added Tax

5. We note your proposed VAT accounting policy disclosures provided in response to comments five and six of our letter dated March 5, 2013. Given the significance of the VAT included in your accounts receivable as of December 31, 2010 and 2011 and that the amount of output VAT in excess of input VAT already paid must be transmitted to the taxing authority upon your receipt from customers, please expand your draft disclosure to clearly state the amount of VAT that is included in your accounts receivable as of each balance sheet date and also confirm to us that you will continue to include such disclosure in future filings.

Response: In response to the Staff’s comment, the Company has added disclosures with respect to the Company’s amount of output VAT included in our accounts receivable as of each balance sheet date in the accounting policy of VAT in the consolidated financial statements for the year ended December 31, 2012. We also confirm to the Staff that the Company will continue to include such disclosure in our future filings.

Summary of significant accounting policies:

Value added tax

All the PRC subsidiaries of the Company are subject to value added tax (“VAT”) imposed by the PRC government on its purchase and sales of goods, its purchase of property, plant and equipments and the freight expenses being incurred. The output VAT is charged to customers who purchase goods from the Company and debited to trade accounts receivable and credited to VAT payable – output VAT. As of December 31, 2011 and 2012, the trade accounts receivable included the output VAT charged to customers are RMB41,334,639 and RMB41,816,583 ($6,652,865), respectively. The input VAT is incurred when the Company purchases goods and property, plant and equipments from its vendors and the freight expenses being incurred. The input VAT incurred is debited to VAT recoverable or VAT payable – input VAT and credited to payables accounts or cash and cash equivalent. VAT payable is computed on a monthly basis and payable in the following month based on the difference between the amount of output VAT and input VAT as of month-end, The applicable VAT rate is ranged from 13% to 17% in general, depending on the types of products purchased and sold. If the amount of validated input VAT being aroused by purchasing goods and property, plant, equipments and the freight expenses incurred exceeds that of output VAT for sales of goods during the month, the debit VAT payable balance as of month-end will be carried forward to be creditable against future collection of output VAT in the following months, and will be reclassified as VAT recoverable under other receivables. In addition, input VAT is off-the-price and not included in the cost of inventory.

According to Cai Shui [2012] No. 38 issued by the PRC State Administration of Taxation, since July 2012, the input VAT paid for purchase of corns can only be offset against the output VAT when the required conditions are being fulfilled and validated by the PRC Taxing Authority, otherwise, the input VAT paid will be temporarily recorded as VAT recoverable under other receivables. As of December 31, 2011 and 2012, VAT recoverable consisted of input VAT paid for purchase of corn but not yet validated by the PRC Taxing Authority of RMB nil and RMB14,068,225 ($2,238,203), respectively.

6. We note in your response to comment six of our letter dated March 5, 2013 that in some circumstances, the Company may have purchased a high volume of goods in a given period with the result that the amount of input VAT for the period exceeds the amount of output VAT for the period and hence the amount of output VAT on sales is insufficient to deduct the full amount of input VAT. We further note that you associate the January 1, 2011 input tax credit of RMB 13,901,592 to this circumstance. Please advise us of the following:

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●	Tell us whether the high volume corn purchases during 2010 were made through farmers or granaries.

●	Tell us where the high volume of corn purchased during 2010 that remained unsold and in inventory as of December 31, 2010 was recorded on your balance sheet. Also reconcile these high volume purchases to your disclosure on page 54 that states you generally maintain an inventory of about half a month’s corn requirement at your Shouguang and Daqing facilities.

●	Tell us why you do not disclose these high volume purchases of corn, along with a discussion of the effects on ending inventory, the VAT payable balance and your results of operations in your Form 20-F.

Response: In response to the Staff’s comment, the Company did not purchases high volume of corn during 2010 which remained unsold and the Company generally maintain an inventory balance of about half a month’s corn requirement at both our facilities are correctly stated in our annual report. The input VAT balance of RMB13,901,592 as at January 1, 2011 in Daqing Facility is due to that we started our construction of Daqing Phase Three in 2010 after we got the proceeds from IPO. In accordance with PRC Tax Law effecting from January 1 2009, the input VAT on purchases of fixed assets, which could also be credited against output VAT, which resulted the input VAT balance as of December 31, 2010.

And the Company wishes to clarify the following statement made in our previous response “In some circumstances, the Company may have purchased a high volume of goods in a given period with the result that the amount of input VAT for the period exceeds the amount of output VAT for the period and hence the amount of output VAT is insufficient to deduct the full amount of input VAT.”, which may have caused some misunderstanding from the Staff. The Company previously stated the above paragraph in order to explain a certain circumstance which will result the input VAT balance as at period end. The Company may purchase more and sell less during some certain period, for example, in July or August, the regular maintenance period for the Company, however, during 2010, for the whole year, the Company did not purchase high volume of corn which remained unsold.

In order to clarify our VAT accounting policy more precisely, we added the VAT accounting policy in our annual report as of December 31, 2012, which included the input VAT incurred from purchasing PPE. Please find the detail information of the VAT accounting policy in the response to comment five.

7. Please tell us how the net VAT (i.e. output VAT payable less input VAT previously paid upon purchase of raw materials) that the Company owes on the uncollected output VAT of RMB 39,145,081 included in accounts receivable as of December 31, 2011 is factored into your total VAT payable balance of RMB 899,441 as of December 31, 2011. To the extent that you also purchased a high volume of corn during 2011 that remained unsold and in inventory as of December 31, 2011 or if any corn purchased in 2010 still remained in inventory as of December 31, 2010, please revise your Form 20-F to include disclosure of these high volume purchases of corn, along with a discussion of the effects on inventory, the VAT payable balance and your results of operations, as applicable

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Response: In response to the Staff’s comment, the Company did not purchase a high volume of corn which remained unsold during 2011. The reason is the same as we stated in the response to comment six. In 2011, the Company also purchased PPEs for Daqing Phase Three, Crude corn oil equipment in Shouguang and Daqing and the improvement for LCD equipment in Shouguang facility. The input VAT incurred from purchasing of PPE could be offset against the output VAT according to the PRC tax law and we have disclosed our VAT accounting policy in our annual report as of December 31, 2012. Please find the detail information of the VAT accounting policy in the response to comment five.

8. Please advise us of the following with respect to Annex A provided in response to our letter dated December 27, 2012:

●	Tell us the length of the corn harvest season. Also quantify for us the amount of your fiscal 2011 production that was sourced through framework agreements during the 2011 non-harvest season and reconcile this to Annex A of your response in which it appears that approximately 67% of your 2011 purchases of corn at Daqing and Shouguang were from granaries.

●	Tell us what the RMB 125,128,204.75 presented as fixed assets under Shandong Borun represents, and where the associated VAT is included in the Shandong Borun reconciliation.

●	Tell us how you arrived at the input VAT of RMB 156,081,456 for Shandong Borun. In this regard, we could not recalculate to this amount based on the information provided in your response

Response: The harvest season is normally from October to April of the following year, depending on the sowing time and weather condition. The amount of the fiscal 2011 production that was sourced from granaries through framework agreements during the 2011 non-harvest season is approximately RMB1,100 million, which accounted for 50% of the total Cost of Goods Sold for the fiscal 2011. Moreover, production amount of RMB 350million were sourced through direct purchases from granaries in the market during harvest season of the fiscal 2011, which accounted for 17% of the total Cost of Goods Sold. During the first quarter (in the period of harvest season) of 2011, our production capacity has been expanded since the launch of Phase III of our Daqing facilities, thus, we have purchased corns directly from the granaries in the market during the period to prepare for the production needs.

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The amount in ANNEX A of the response letter dated January 31, 2013 of RMB 125,128,204.75 presented as fixed assets under Shandong Borun represents the purchase of PPEs related to the crude corn oil project in Shouguang. The associated VAT was included in the total input VAT for the fiscal 2011.

The total input VAT of RMB 156,081,456 for Shandong Borun is the sum of the VAT on the purchase of raw material, PPEs and freight charges incurred (purchase cost multiplying the applicable tax rates). We hereby attached the supplementary information as ANNEX B in this response letter to show how the input VAT is arrived at.

Consumption Tax

9. We note in your response to comment eight of our letter dated March 5, 2013 that the consumption tax is not borne by your customers. Please clearly disclose your accounting policy for consumption tax in future filings, including a discussion of where you record the consumption tax expense and consumption tax payable in your financial statements. Also quantify for us the amount of consumption tax that you incurred during fiscal 2010 and 2011 and the amount of consumption tax payable as of December 31, 2010 and 2011 and, to the extent significant, also confirm to us that you will disclose this information in future filings

Response: In response to the Staff’s comment, the Company has added the accounting policy for consumption tax in the consolidated financial statements for the year ended December 31, 2012, including a discussion of where we recorded the consumption tax expenses and consumption tax payable in our consolidated financial statements as below. We also confirm to the Staff that the Company will continue to include such disclosure in our future filings.

Summary of significant accounting policies

Consumption tax

The Company is subject to consumption tax imposed by the PRC Government on its sales of edible alcohol and the tax rate is 5% to the sales amount of edible alcohol. The amount of consumption tax that is netted against sales revenue for the years ended December 31, 2010, 2011 and 2012 are RMB63,587,638, RMB101,796,398 and RMB95,920,874 ($15,260,659), respectively. As of December 31, 2011 and 2012, consumption tax payable are included in “VAT and other taxes payable” under “Accrued expenses and other payables” amounted to RMB21,019,617 and RMB18,206,743 ($2,896,626), respectively.

Segment Reporting, page F-9

10. We note in your response to comment eight of our letter dated March 5, 2013 that you are not able to separately calculate gross margin for each product as no discrete financial information is available for corn and other costs by product; that corn cost cannot be separately allocated to each product and your product gross margins disclosures are merely calculated by sales volume percentages; and it is not practicable for you to segregate cost of sales by product and therefore any measure you would use to attempt to estimate a gross profit margin by product would not be meaningful. We further note in your response to comment nine that no discrete financial information is available for your different products. Please explain to us your basis for disclosing this information to financial statement users given that you are unable to calculate gross margin for each product:

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●	On page 40 you disclose that you “shift our product mix in the second half of 2009 from producing and selling solely Grade C edible alcohol to producing and selling Grade B alcohol as well, which commands higher prices and yields higher gross profit margins.”

●	On page 44 you disclose “We will shift our product mix to higher grade and higher margin edible alcohol, as well as increase the profitability of our products.”

●	On page 45 you disclose “It is our intention that our future facilities will produce Grade A and Grade B edible alcohol which currently have higher gross profit margins than Grade C edible alcohol.”

●	On page 70 you disclose gross profit margin will improve by “Focusing on higher quality products sold to higher tier customers which will allow us to command higher margins.”

Response: In response to the Staff’s comment, the Company has explained the assumptions we used to disclose this information. The detail reconciliation for each of the aforementioned disclosures is as follows:

Regarding to the above disclosure in our previous Form 20-F, on page 40 we indicated that Grade B edible alcohol commanded higher prices and yields higher gross profit margins compared to Grade C edible alcohol. We simply intended to express the fact that the selling price of Grade B edible alcohol is higher than that of Grade C edible alcohol and by upgrading the equipment in order to produce Grade B edible alcohol, the raw material input volume and per unit cost of corn will not be materially impacted, except for the added depreciation for the upgrading equipment, which accounts less than 1% of the production cost. Based on these assumptions, we concluded that Grade B edible alcohol yields higher gross profit margins compared to Grade C.

On page 44, we indicated our intention to shift our product mix to higher grade and high margin edible alcohol, as well as increased the profitability of our by-products. Our intention was to express the fact that producing higher grade and margin edible alcohol has the same effect as discussed in the above paragraph. As to the increased profitability of our by-products, we were referring to the production of liquid carbon dioxide (LCD) in Shandong and the further processing of corn germ to crude corn oil in Shandong and Daqing. On one side, the LCD and crude corn oil will not materially affect the input volume of raw material and the per unit cost of corn. On the other side, if the Company did not collect the carbon dioxide during the production of edible alcohol, then it will be wasted. We built the equipment and collected the carbon dioxide for sale. While this could definitely increase our profitability, we could not separately allocate the corn cost to the LCD. Likewise, while the sale of corn germ and the further processing of corn germ to crude corn oil would increase our profitability, we could not separately allocate the corn cost to either corn germ or crude corn oil.

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On page 45, we indicated the same fact as we indicated on page 40 that Grade A and Grade B edible alcohol enjoys higher selling price than Grade C edible alcohol.

On page 70, we indicated that focusing on higher quality products would command higher margins; it was meant that the Company could sell higher quality products with higher selling price than the industry average selling price which would contribute to a higher total gross margin than the industry average margin.

In summary, we believe that since all of our products are manufactured in one single production line, it is not practical to segregate cost of sales by product and therefore any measure we would use to attempt to estimate a gross profit margin by product would not be meaningful.

However, these disclosures in our previous annual report may cause some misunderstanding; we have revised some of the disclosure in our annual report as of December 31, 2012 as below:

On page 54, Continuously Improve Product Mix

We will shift our product mix to higher grade and higher price edible alcohol, as well as selling more valuable by-products.

On page 55, Continuous Expansion of Production Capacity

It is our intention that our future facilities will produce Grade A and Grade B edible alcohol which currently have higher selling price than Grade C edible alcohol.

If you have any additional questions or comments regarding the 2011 Form 20-F, please contact the Company’s U.S. counsel, Katherine Mulhern of Proskauer Rose LLP, at 44.20.7539.0641. Thank you.

Very truly yours,

/s/ Terence Chen
Name:	Yuanqin (Terence) Chen
Title:	Chief Financial Officer

cc:	Ann Yu, Chief Strategy Officer, China New Borun Corporation Katherine Mulhern, Esq., Proskauer Rose LLP, London

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Annex A

Corn Sourcing Framework Agreement

Contract No.:2010111502

Party A: Daqing Borun Biotech Co., Ltd.

Party B: Lizhi Grain Depot of Daqing Bureau of Grain

Signed at: Daqing

Date: 15 November, 2010

Party A and Party B have, in accordance with the Contract Law of the People’s Republic of China and relative regulations and in order to clarify each party’s respective rights and obligations, entered into the Framework Agreement for Purchasing Corn (hereinafter referred to as the “Contract”) by friendly consultations.

1. Purchase Quantity

Party B shall purchase 30,000 tons of the new corn produced in 2010 within the territory of Heilongjiang Province (calculated on the basis of 78% of the dry food ratio).

2. Purchasing Price

Party A shall send a Letter of Notice to Party B to notify Party B to purchase the corn according to the current market price, and Party B shall carry out purchases at the market price listed above. The final settlement price of the dry corn shall be fixed on the basis of 78% of the dry food ratio as per the price of moist corn in different periods. Party B shall be liable to timely feedback the purchasing situation, purchasing schedule, purchasing price and etc. If anything related to such purchase changes, Party A shall inform Party B of relevant information in time and Party B shall be forbidden to decide at its discretion. A Letter of Notice for grain purchasing shall be signed by the legal representatives of both Parties and sealed by both Parties and shall be an integral part of this Contract.

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3. Quality Standard

Implementing the new national standard, the dry corn shall be above grade 4, impurities ≤ 1.0%, test weight ≥ 620g/l, moisture ≤ 14.0%, broken dried berry ≤ 8.0%, and moldy kernel ≤ 2.0%. Party A shall have the right to refuse any corn failing to meet the aforementioned standards. The calculation method for the conversion between moist corn and dry corn: moist corn shall be calculated on the basis of 78% of the dry food ratio. The moisture shall be determined as per the Letter of Notice provided by Party A. Furthermore, Party A shall assign professionals to monitor the quality of the corn.

4. Interest

Party B shall pay the interest per month for the loans from the Agricultural Development Bank of China (hereinafter referred to as the “ADB”), and the interest shall be borne by Party A.

5. Delivery Period

On the premise of guaranteeing that all the revenues by selling corn return to the specified account of the ADB, all the corn shall be sold out prior to 30 September, 2011. In order to guarantee for the ADB’s capital return, 50% of the actual purchase quantity of corn shall be sold out prior to the end of June, 80% of such corn shall be sold out prior to the end of July, and the remaining corn shall be sold out prior to the end of August.

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6. Delivery Place

The delivery shall be conducted in Party A’s yard, and Party B shall be liable to arrange the transport vehicles.

7. Rights and Obligations

7.1 Advance deposit. After this Contract being signed by both Parties, Party A shall deposit 20% of the total contract amount (purchasing quantity and price) as the advance deposit into the specified account of ADB opened by Party B. Prior to the termination of this Contract, neither Party A nor Party B shall have the right to dispose such advance deposit.

7.2 Party B shall apply for a loan from ADB as the purchasing funds, and the advance deposit shall be submitted to ADB as the risk guaranty money. The risk guaranty money shall be earmarked for covering the difference in price, rather than be used as the prepayment. The floating management shall be applied to the risk guaranty money. This means Party A shall assume additional risk guaranty money as per the rate required by ADB at any time; if not, Party A shall be deemed as the default party and Party B shall have the right to sell the corn that Party B has purchased for Party A.

7.3 Party A shall timely send the Letter of Purchasing Notice to Party B to define the purchasing according to the market purchasing price changes. If Party A fails to give such notice, Party B shall execute as per the former Letter of Notice.

7.4 The professionals assigned by Party A shall have the authority to monitor and give suggestions to Party B’s purchase and storage of corn. If Party B fails to meet Party A’s requirements, Party A shall have the right to ask Party B to stop the purchase.

7.5 Party B shall own the purchased corn during the delivery period, however, Party A shall have the operation right, Party A only have the right to take delivery of corn after paying relevant payment when the ex-warehouse is conducted. And after all the corn being taken delivery of, Party B shall refund all the advance deposit to Party A in one time or use such deposit for the final settlement.

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7.6 Party A shall pay the interest to Party B prior to the 20th per month in order that Party B can pay the interest to ADB for its loan. If Party A fails to perform this obligation, Party B shall have the right to sell the purchased corn to pay for the foregoing interest, and any incurred losses shall be assumed by the default party, Party A.

7.7 Apart from the situation illustrated in Article 7.6, Party B shall have no right to sell the purchased corn for Party A and Party A shall make the full payment for such corn to buy out its ownership within the delivery period. If the corn fails to be sold on time or the full payment for such corn fails to be made, Party A and Party B shall negotiate on the issues related to the sales within 10 working days prior to the expiry of the delivery period. If the Parties fail to reach an agreement on selling corn on time, then Party A shall automatically give up the operation right and Party B will have the right to sell the corn under this Contract at the current market price. Party A shall assume any possible losses incurred by Party B’s disposal and the advance deposit shall be used to cover the losses. The sales revenue shall be used to pay for the principal and interest owe to ADB and the remaining amounts shall be assumed by Party A.

7.8 If Party B fails to inform Party A, within 24 hours, of the seizure or other enforcement measures of the corn warehouse and other assets caused by the economic disputes between Party B and the third party, Party B shall bear all the losses caused to Party A.

7.9 Party B shall provide the value added tax invoice to Party A for the corn purchasing in phases according to the actual outbound situation (the amount of such VAT invoice shall include the corn price, RMB110 /ton of the handling expenses, freight and interest).

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8. Quality and Hand over

8.1 During the process that Party B purchases the new corn produced in 2010 for Party A, Party B shall be liable for the quality and quantity testing in the manner agreed by both Parties. Party A shall make the sampling inspection on the quality and quantity at any time. The storage certificate shall be signed by both Parties. When the corn exit the warehouse, Party A and Party B shall jointly take at least 20 packs of the corn per truck for sampling inspection on the quality and quantity, and the weight of such pack shall be determined by the average weight or the weight showed in the electronic scale accepted by both Parties. The quality testing shall be jointly conducted by the Parties with the agreed testing methods. The exit order shall abide by the principle of “early in early out”, and the exiting certificate and the testing documents shall be signed by both Parties.

8.2 Fair tear and wear. The 1‰ of the actual quantity of corn accepted by Party A shall be deemed as the fair tear and wear given to Party B.

9. Expenses borne by Party A

9.1 The purchase and handling expenses shall be RMB110 per ton (calculated according to the quantity of dry corn), including the processing costs (the costs caused by stoving, fielding, changing the storage place, loss and other issues during the storage period).

9.2 The overtime storage charge. The storage period will expire on 30th June, 2011. If the overtime storage occurs, RMB2 per ton shall be paid to Party B for each day of the overtime.

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9.3 The costs incurred by exiting from the warehouse and loading shall be borne by Party B. The price for short-distance road transportation shall be determined by Party A, and furthermore the costs for such transportation shall be borne by Party A.

9.4 The time limit for the payment of purchase expenses. Party A shall pay 50% of the confirmed expenses to Party B prior to the purchase, and the remaining 50% shall be paid to Party B in one time after the purchase. All the foregoing payment shall be transferred into Party B’ account in ADB.

9.5 Insurance expenses. Party B shall buy commercial insurances for the purchased corn, however, the insurance expenses shall be paid at the rate of 1‰ of the loan amounts by Party A.

10. Miscellaneous Provisions

10.1 Party B shall offer the working conditions and accommodation, etc. to Party A’s professionals.

10.2 If, due to rain, mildew, missing or etc., any damage of the corn purchased for Party A by Party B occurs during the storage period, Party B shall be liable for all the losses.

11. The Parties hereto may revise or supplement matters not mentioned herein through negotiation. If the Parties fail to reach an agreement on the foregoing issues, such issues shall be submitted to the court in the place of signing this Contract.

12. This Contract shall be signed in triplicate, each Party keeps one original and the third original shall be submitted to the opening bank by Party B. This Contract shall become effective upon being sealed by both Parties.

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Party A (seal):

Legal Representative (signature):

Party B (seal):

Legal Representative (signature):

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Annex B

Shandong Borun

12/31/2011

VAT Payable

	Rmb
Openning balance @01/01/2011	(4,369,888)
Input VAT	156,081,456	a
VAT paid	34,016,291
Unpaid VAT transfer out	-
Output VAT	(186,289,630)	b
Input VAT transferred out
Ending balance @12/31/2011	(561,771)

	Input VAT
	2,011
Purchurse-RM
Corn(from farmers)	453,379,787	i

Applicable rate	/(1-0.13)*13%

Corn(from grannary)	393,238,903	ii
Applicable rate	13%

Coal	80,217,257	iii
Other material	439,543	iv
	17%

Side material	10,397,850	v
Applicable rate	17%

Fixed Asset	125,128,205	vi
Applicable rate	17%

Expenses-freight
MOH-freight	6,612,977	vii
Applicable rate	7%

Input VAT	156,081,456	a	=i/(1-0.13)*13%+ii*13%+(iii+iv)*17%+v*17%+vi*17%+vii*7%

	Output VAT

sales
Edible alcohol	(930,420,551)
Corn germ	(80,693,983)
CO2	(59,536,425)

Subtotal	(1,070,650,958)
Applicable rate	17%

High-protein DDGS feed	(218,993,033)
	VAT exempt

Corn oil	(32,915,131)

Applicable rate	13%

Output VAT	(186,289,630)	b